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                                                                                             EXHIBIT (12)(a)

                                                 PACIFICORP
                                        STATEMENTS OF COMPUTATION OF
                                     RATIO OF EARNINGS TO FIXED CHARGES
                                          (in millions of dollars)


                                                       YEAR ENDED DECEMBER 31,                  Nine Months
                                           ______________________________________________          Ended
                                           1991       1992      1993       1994      1995     Sept. 30, 1996
                                           ____       ____      ____       ____      ____     ______________

Fixed Charges, as defined:*
  Interest expense.....................  $  428.0   $  409.7  $  377.8   $  336.8  $  378.7       $345.0
  Estimated interest portion
    of rentals charged to expense......      20.4       17.1      20.1       19.5      16.7          6.9
                                          _______    _______   _______    _______   _______        _____

          Total fixed charges..........  $  448.4   $  426.8  $  397.9   $  356.3  $  395.4       $351.9
                                          =======    =======   =======    =======   =======        =====

Earnings, as defined:*
  Income from continuing
    operations.........................  $  446.8   $  150.2  $  422.7   $  468.0  $  505.0       $372.0
  Add (deduct):
    Provision for income taxes.........     176.7       90.8     187.4      249.8     238.8        208.8
    Minority interest..................      14.1        8.4      11.3       13.3      18.9          3.8
    Undistributed income of less
      than 50% owned affiliates........      (1.8)      (5.7)    (16.2)     (14.7)    (15.0)       (14.7)
    Fixed charges as above.............     448.4      426.8     397.9      356.3     395.4        351.9
                                          _______    _______   _______    _______   _______        _____

          Total earnings...............  $1,084.2   $  670.5  $1,003.1   $1,072.7  $1,143.1       $921.8
                                          =======    =======   =======    =======   =======        =====

Ratio of Earnings to Fixed Charges.....      2.4x       1.6x      2.5x       3.0x      2.9x         2.6x
                                             ====       ====      ====       ====      ====         ====

_______________

*"Fixed charges" represent consolidated interest charges and an estimated amount representing the interest factor in rents.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.

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